BRUCE M. PRITCHETT, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
Phone: (801) 363-1288
Fax: (801) 721-0569

February 10, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

ATTN:    Karen J. Garnett, Esq.
Assistant Director

Re:       Axiom III, Inc.
Registration Statement on Form SB-2
Filed December 3, 2004; Amended December 15, 2004;
Amended June 27, 2005; Amended November 11, 2005;
Amended January 17, 2006, Amended February 10, 2006
File Number: 333-120967

Ladies and Gentlemen:

Thank you for your comment letter dated January 30, 2006 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed Amendment No. 5 to Form SB-2/A (the “Form SB-2/A”) of Axiom III, Inc. (“Axiom”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A-5 on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
Please ensure that your next amendment is marked to clearly and precisely show all changes, as required by Rule 472 of Regulation C. We note that some of the changes made in amendment no. 4 are not marked.

Response 1: We will take care to make sure all changes are clearly and precisely marked on this submission. We have enclosed such a marked copy with this submission and filed the same on EDGAR.

Selling Security Holders

2.	We note your list of China World Trade selling security holders. Please identify, by footnote or otherwise, the natural persons that control each selling stockholder that is not a natural person.

Response 2: There are only four China World Trade selling security holders who are not natural persons. Of these, we have the following responses:

(1) Sede & Company is actually spelled Cede & Company, and is the nominee name for the Depository Trust Company (see the New York Stock Exchange’s “Listed Company Manual,” at: http://www.nyse.com/lcm/terms/1078416931552.html). The DTC has a web page at http://www.dtcc.com/AboutUs/managebio.htm which indicates that the DTC is controlled by Jill M. Considine, Chairman & CEO of The Depository Trust Company (DTC) and Donald F. Donahue, President of The Depository Trust Company (DTC). We have corrected the spelling of Cede & Company in our amended filing.

(2) Wachovia Securities, LLC is a large broker-dealer who has made several 1934 Act filings under SEC file number 008-37180, and for whom no other public information is available. They are completely unaffiliated with any of our management or control persons.

(3) Global Technology Distributors: We have exercised due diligence in asking management if they have any knowledge of who Global Technology Distributors is, and have been told management does not have any knowledge of who they are. We have performed internet searches and searches in the Lexis database of SEC rulings and releases and have found no information on “Global Technology Distributors” there, either. As a result, we cannot say what natural person controls them. We do express our belief, after due diligence inquiry, that they are unknown to us, though.

(4) RR Investment Holdings, Inc. is owned and/or controlled by Robert Rico, a party unaffiliated with our company or its management.

Financial Statements

Independent Auditor’s Report

3.
We note that the report of your accountant refers to the audits being conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Please include a revised opinion in your amended filing which refers to the standards of the Public Company Accounting Oversight Board (United States) as opposed to the auditing standards of that entity.

Response 3: We have revised the auditor’s report accordingly.

Summary of Significant Accounting Policies

Background

4.	We note your response to prior comment 12. Please delete the reference to the SEC’s Staff Accounting Bulletin within your disclosure.

Response 4: We have deleted the reference accordingly.

Revenue Recognition

5.
We note your response to prior comment 13. Please expand your disclosure to indicate your policy for income recognition (e.g., straight line method over the lease term) for other than month-to-month leases. Reference is made to paragraph 19b of SFAS 13.

Response 5: We have expanded our disclosure as you requested.

Going Concern

6.	It appears that the amounts which you have included within this footnote are not consistent with amounts on the face of your financial statements. Please advise or revise.

Response 6: We have revised the going concern footnote to reconcile the inconsistency.

Part II

Recent Sales of Unregistered Securities

7.
We note the issuance of shares during the second and third quarters of 2004 in exchange for services received. Please help us to understand how you accounted for such transactions in your consolidated statements of operations during the nine month period ended September 30, 2004. Specifically advise why general and administrative expense is only $26,857 when we note that you disclosed that the shares issued on August 8, 2004 represented 20,000 in value alone (without any consideration for the share issuances during the other months of the second and third quarters of 2004).

Response 7: We inadvertently omitted the common stock issued for services from our unaudited interim statements of operations and of cash flows for the 9 months ended September 30, 2004. Accordingly, we have adjusted both statements to reflect the values you point out. We did, however, properly account for these stock issuances in the audited financial statements.

Exhibit 23.1

8.	We note that the date of the consent is January 13, 2995 and it appears that the date may have been typed in error. Please revise.

Response 8: We have submitted an updated, corrected auditor’s consent.

Please let us know if you have any further questions.

Sincerely,

Bruce M. Pritchett
Counsel for Axiom III, Inc.

BMP/mm
Enclosures

cc: Lawrence Nault, President